UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)*

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.07

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Jeffrey Baumel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

(212) 768 5374

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON Joseph E. Payne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,469,097*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,469,097*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

*Includes 366,274 ordinary shares that are subject to repurchase pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between the reporting person and Arcturus Therapeutics, Inc.

CUSIP NO. M1492T105

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D, dated February 6, 2018 (the “Original Schedule 13D”), and filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018 (Amendment No. 9, and collectively, with the Original Schedule 13D, as amended on February 13, 2018, April 4, 2018, April 13, 2018, April 18, 2018, April 23, 2018, May 2, 2018, May 14, 2018 and May 23, 2018, the “Schedule 13D”), with respect to the Common Stock, par value 0.07 NIS per share (“Common Stock”), of Joseph E. Payne. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On March 4, 2013, the Reporting Person purchased shares of common stock of Arcturus Therapeutics, Inc. in connection with its formation for an aggregate purchase price of $10,000 pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between the Reporting Person and Arcturus Therapeutics, Inc. The Common Stock Purchase Agreement is attached as Exhibit A to Original Schedule 13D. Such purchase was effected by the Reporting Person with personal funds.

The shares of Arcturus Therapeutics, Inc. were converted into 1,465,097 Ordinary Shares of the Issuer on November 16, 2017, pursuant to the terms of an Agreement and Plan of Merger and Reorganization entered into by and between the Issuer and Arcturus Therapeutics, Inc. on September 27, 2017.

Between November 13, 2018 and November 19, 2018, the Reporting Person purchased 4,000 Ordinary Shares of the Issuer for an aggregate purchase price of $27,054. Such purchase was effected by the Reporting Person with personal funds. All of the purchases were effected on the open market.

Item 5. Interest in Securities of the Issuer

Item 5 (a) - (b) of the Schedule 13D is hereby amended and restated as follows:

(a)       As of the close of business on November 19, 2018, the Reporting Person directly beneficially owned 1,469,097 Ordinary Shares.

            Percentage: Approximately 13.7%

(b)       1. Sole power to vote or direct vote: 1,469,097

            2. Shared power to vote or direct vote: 0

            3. Sole power to dispose or direct the disposition: 1,469,097

            4. Shared power to dispose or direct the disposition: 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

/s/ Joseph E. Payne
Joseph E. Payne